SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


09012011

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OMNICOM GROUP RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OMNICOM GROUP INC.
437 Madison Avenue
New York, NY 10022

OMNICOM GROUP RETIREMENT SAVINGS PLAN

INDEX

Note: Schedules other than those referred to above have been omitted as inapplicable or not required under the instructions contained in Regulation S-X or the information is included elsewhere in the financial statements or the notes thereto.



BDO Seidman, LLP
Accountants and Consultants

100 Park Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Omnicom Group Retirement Savings Plan
New York, New York

We have audited the accompanying statements of net assets available for benefits of the Omnicom Group Retirement Savings Plan (the "Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held at December 31, 2008 and the schedule of late remittances for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

New York, New York
June 26, 2009

Statements of Net Assets Available for Benefits

December 31,	**2008**	2007
Assets		
Investments, at fair value (Note 4)	**$1,185,145,475**	$1,643,256,853
Contributions due from:		
Employer	**41,484,000**	42,819,000
Employees	**357,102**	81,460
Accrued interest and dividends	**434,539**	445,824
Due from broker for investments sold	**554,931**	185,870
Total receivables	**42,830,572**	43,532,154
Total assets, at fair value	**1,227,976,047**	1,686,789,007
Liabilities		
Accrued expenses	**267,538**	272,193
Due to broker for investments purchased	**42,094**	77,501
Total liabilities	**309,632**	349,694
Net assets, at fair value	**1,227,666,415**	1,686,439,313
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 3)	**14,147,824**	2,516,329
Net assets available for benefits	**$1,241,814,239**	$1,688,955,642

See accompanying notes to financial statements.

Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2008	2007
Additions		
Interest and dividend income	**$ 46,297,117**	$ 87,143,384
Contributions:		
Employer	**41,486,417**	44,458,844
Employees	**108,829,446**	104,415,310
Rollovers	**10,219,407**	13,235,907
	160,535,270	162,110,061
Total additions	**206,832,387**	249,253,445
Deductions		
Benefit payments	**141,985,454**	173,617,082
Administrative expenses	**484,952**	409,935
Total deductions	**142,470,406**	174,027,017
Net (depreciation) appreciation in fair value of investments (Note 4)	**(511,503,384)**	10,008,349
(Decrease) increase in net assets available for benefits	**(447,141,403)**	85,234,777
Net assets available for benefits, beginning of year	**1,688,955,642**	1,603,720,865
Net assets available for benefits, end of year	**$1,241,814,239**	$1,688,955,642

See accompanying notes to financial statements.

1. Description of Plan

The following brief description of the Omnicom Group Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Summary Plan Description (the "SPD") or the Plan document for a more complete description of the Plan's provisions. In the event of any conflict between the SPD and the Plan document, the Plan document will control.

(a) General

The Plan is a defined contribution retirement plan, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and to the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), as it pertains to plans intended to qualify under Section 401(a) of the Code. The Plan covers all eligible employees of participating companies (the "Employer") of Omnicom Group Inc. (the "Company"). The Company is the sponsor of the Plan. The Administrative Committee (the "Committee"), comprised of persons appointed by the Company's Board of Directors or its delegate, administers the Plan and is responsible for resolving all questions that may arise under the Plan. The Plan's assets are held in trust with Fidelity Management Trust Company (the "Trustee"). An affiliate of the Trustee performs the recordkeeping services for the Plan.

(b) Eligibility and Plan Entry Dates

For the profit sharing feature of the Plan, employees of participating companies are generally eligible twelve months after their date of hire and are enrolled in the Plan on the first day of the following calendar quarter.

For the 401(k) and matching contribution features of the Plan, eligible employees of participating companies are qualified to enroll as soon as administratively practicable following employment.

Participating companies have the option to adopt any or all of the profit sharing, 401(k), or matching contribution features of the Plan. Certain participating companies have adopted the Plan for salaried employees only.

(c) Contributions

Profit sharing contributions and matching contributions by the participating companies ("Employer Contributions") to the Plan are discretionary and are authorized for each Plan year by the participating companies for the benefit of eligible employees in the respective companies.

Matching contribution formulas for employees enrolled in the 401(k) feature are determined by the participating companies from the options available under the Plan.

Participants are generally eligible to receive any Employer Contributions if they are active employees on the last day of the Plan year and are credited with at least 1,000 hours of service during the Plan year. Employer Contributions, if any, are deposited and allocated to the accounts of eligible participants after each Plan year-end.

The Plan allows employees of participating companies that have adopted the Plan's 401(k) feature to elect to contribute any percentage of their eligible compensation as pre-tax contributions to the Plan, up to the annual dollar limit under the Code.

(d) Participant Accounts

Each participant's account is credited with the pre-tax contributions made by the participant and with employer discretionary matching contributions allocated to the participant, if any. Participants' accounts are also credited with discretionary profit sharing contributions as authorized each year by the respective participating companies for their employees. In addition, the Plan accepts rollover contributions from other employers' qualified plans or from eligible Individual Retirement Accounts.

Participants direct the investment of their account balances into one or more of the investment funds that are available through the Plan. Each participant's account is credited with its share of investment income, which is interest, dividends, and appreciation or depreciation in the fair value of the underlying assets, net of administrative expenses, for the funds in which that account is invested. The benefit to which a participant is entitled is the participant's vested account balance.

The portion of the Plan that allows participants to elect to invest in Omnicom Group Inc. common stock ("Company Stock") has been designated as an Employee Stock Ownership Plan ("ESOP"). Participants may elect to receive any dividends paid on their vested shares held in the ESOP as a cash payment instead of being reinvested in the Plan.

(e) Forfeitures

Forfeitures of terminated participants' non-vested account balances may be used to reduce Employer Contributions and may also be used to pay Plan expenses. As of December 31, 2008 and 2007, unallocated forfeitures totaled $3,557,479 and $4,321,743, respectively. For the year ended December 31, 2008, the Company estimates that approximately $2,684,227 of forfeitures will be used to reduce the Employer Contributions. For the year ended December 31, 2007, $3,673,000 of forfeitures were used to reduce the Employer Contributions.

(f) Vesting

Participants vest in any employer profit sharing contributions according to the following schedule:

0% for less than 2 years,
20% for 2 years but less than 3 years,
50% for 3 years but less than 4 years,
70% for 4 years but less than 5 years,
100% for 5 years or more.

Participants vest in any employer matching contributions according to one of the following vesting schedules, as adopted by each participating company:

(i) 0% for less than 2 years,
40% for 2 years but less than 3 years,
100% for 3 years or more,

or

(ii) 0% for less than 2 years,
20% for 2 years but less than 3 years,
50% for 3 years but less than 4 years,
70% for 4 years but less than 5 years,
100% for 5 years or more.

In addition, the Plan maintains certain more favorable vesting schedules, which were grandfathered for eligible participants when the retirement plans separately sponsored by subsidiaries of the Company were merged into the Plan.

(g) *Payment of Benefits*

Upon termination of employment, retirement, disability or death, participants (or their beneficiary) may elect to receive the vested portion of their account in the form of a direct rollover, a lump-sum payment, partial lump-sum distributions, or annual installment payments for up to 20 years. Also, payment of the account to a terminated participant may be deferred until age 70½ in accordance with Internal Revenue Service guidelines.

The Plan provides that accounts of terminated participants are distributed if their vested balance is $1,000 or less.

(h) *Participant Loans*

In general, participants who are active employees may borrow from their accounts a minimum amount of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the vested balance in the participant's account and bear interest at the prime rate in effect at the time the loan was initiated. Interest rates for outstanding loans at December 31, 2008 range from 4% to 10.5%. Principal and interest are generally repaid through payroll deductions. General-purpose loans must be repaid within five years and loans granted for principal residences must be repaid within 15 years. Loans granted for principal residences transferred from merged plans may have longer maturity dates.

(i) *Administrative Expenses*

The Plan pays certain administrative expenses associated with professional services provided to the Plan. Loan set-up fees, short-term trading fees, overnight mailing fees, and certain other miscellaneous fees are deducted from the participants' accounts. Other expenses are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared under the accrual basis of accounting. Certain reclassifications to previously reported amounts have been made to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value, which is determined, where applicable, by reference to quoted market prices. Fair values of investments that do not have readily ascertainable market value (such as commingled pools) have been determined by the Trustee based on the underlying publicly traded assets of the portfolios. Participant loans are stated at cost plus accrued interest, which approximates fair value.

Purchases and sales of investments are recorded on a trade date basis.

Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Risk and Uncertainties

Participants can invest in various securities, including mutual funds, commingled pools and Company Stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Stock Split

The Omnicom Group Inc. Board of Directors authorized a two-for-one split of the Company's common stock in the form of a 100% stock dividend to shareholders of record on June 6, 2007. Shares of Company common stock held within the Plan were split in the same manner as all outstanding shares of the Company's common stock.

3. Benefit – Responsive Investment Contracts

The Plan accounts for Benefit-Responsive Investment Contracts under Financial Accounting Standards Board Staff Position, AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"). The FSP requires that investment contracts held by a defined-contribution plan are to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust, the Fidelity Managed Income Portfolio II ("MIP II") (the "Fund").

As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment in the Fund as well as the adjustment of the investment in the Fund from fair value to contract value relating to the investment contracts. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis. The FSP has no effect on the Statements of Changes in Net Assets Available for Benefits for any period presented.

The Plan reflects the Fund at fair value and records an adjustment from fair value to contract value for the fully benefit-responsive investment contract of $14,147,824 and $2,516,329 at December 31, 2008 and 2007, respectively, in the accompanying Statements of Net Assets Available for Benefits. The fair value of the Fund at December 31, 2008 and 2007 was $340,434,242 and $332,994,265, respectively.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Fund at contract value. The interest crediting rates at December 31, 2008 and 2007 were 3.48% and 4.64%, respectively. The average market yield of the Fund for the year ended December 31, 2008 was 4.01%. There is no relationship between future crediting rates and the adjustment to contract value reported in the Statements of Net Assets Available for Benefits.

4. Investments

At December 31, 2008 and 2007, the Plan assets were invested as follows:

	Fair Value	
December 31,	**2008**	2007
Omnicom Group Inc. Common Stock	**$ 77,062,806 ***	$ 141,393,413*
Fidelity Managed Income Portfolio II	**340,434,242 ***	332,994,265*
Fidelity Contrafund	**116,586,965 ***	181,608,925*
PIMCO Total Return Fund - Institutional Class	**113,938,452 ***	90,332,485*
Spartan US Equity Index Fund - Advantage Class	**111,670,553 ***	190,054,470*
Fidelity Diversified International Fund	**101,081,780 ***	196,062,902*
Eaton Vance Large-Cap Value Fund Class 1	**80,944,342 ***	-
Dreyfus Midcap Value Fund A	**47,815,944**	84,107,963*
Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio	**46,521,091**	83,700,954
T Rowe Price Institutional Large-Cap Core Growth Fund	**34,260,461**	-
Fidelity Low-Priced Stock Fund	**13,426,718**	19,299,242
RS Partners Fund Y	**5,686,302**	-
Neuberger Berman Socially Responsive Fund – Investor Class	**1,136,507**	-
Fidelity Equity Income Fund	**-**	153,772,719*
Wells Fargo Large Company Growth Fund - Institutional Class	**-**	67,193,293
RS Partners Fund A	**-**	5,157,927
Fidelity Freedom Income Fund	**2,240,414**	2,393,036
Fidelity Freedom 2000 Fund	**2,141,464**	1,139,652
Fidelity Freedom 2005 Fund	**887,159**	1,058,807
Fidelity Freedom 2010 Fund	**6,360,554**	6,942,125
Fidelity Freedom 2015 Fund	**7,084,066**	7,787,029
Fidelity Freedom 2020 Fund	**8,623,840**	8,899,846
Fidelity Freedom 2025 Fund	**9,866,551**	11,245,141
Fidelity Freedom 2030 Fund	**11,663,058**	12,909,348
Fidelity Freedom 2035 Fund	**9,661,080**	9,485,058
Fidelity Freedom 2040 Fund	**12,822,948**	14,641,563
Fidelity Freedom 2045 Fund	**1,895,768**	400,602
Fidelity Freedom 2050 Fund	**1,456,062**	654,323
Cash and Cash Equivalents	**3,946**	3,669
Participant loans	**19,872,402**	20,018,096
	$1,185,145,475	$1,643,256,853

* - Represents 5% or more of net assets available for benefits.

During 2008 and 2007, the Plan's investments (including gains and losses on investments purchased and sold, as well as held during the year) (depreciated) appreciated in value as follows:

December 31,	**2008**	2007
Omnicom Group Inc. Common Stock	**$ (59,764,194)**	$(14,290,564)
Fidelity Contrafund	**(71,791,895)**	17,524,473
PIMCO Total Return Fund - Institutional Class	**(5,913,028)**	3,975,302
Spartan US Equity Index Fund - Advantage Class	**(70,829,142)**	(7,644,638)
Fidelity Diversified International Fund	**(89,488,002)**	12,846,636
Eaton Vance Large-Cap Value Fund Class 1	**3,031,648**	-
Dreyfus Midcap Value Fund A	**(33,022,236)**	(9,834,469)
Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio	**(34,300,920)**	(1,001,016)
T Rowe Price Institutional Large-Cap Core Growth Fund	**(22,495,300)**	-
Fidelity Low-Priced Stock Fund	**(9,471,410)**	(1,005,107)
RS Partners Fund Y	**229,883**	-
Neuberger Berman Socially Responsive Fund – Investor Class	**(440,518)**	-
Fidelity Equity Income Fund	**(68,817,835)**	(8,881,836)
Wells Fargo Large Company Growth Fund - Institutional Class	**(6,754,579)**	(161,161)
RS Partners Fund A	**(3,689,611)**	(932,808)
Fidelity US Equity Index Commingled Pool	**-**	15,100,588
PIMCO Total Return Fund - Administrative Class	**-**	(1,507,920)
Wells Fargo Large Company Growth Fund – Administrator Class	**-**	5,011,448
Fidelity Freedom Income Fund	**(470,238)**	(22,972)
Fidelity Freedom 2000 Fund	**(342,364)**	(18,064)
Fidelity Freedom 2005 Fund	**(434,967)**	492
Fidelity Freedom 2010 Fund	**(2,596,065)**	(25,463)
Fidelity Freedom 2015 Fund	**(3,100,693)**	87,498
Fidelity Freedom 2020 Fund	**(4,343,163)**	75,100
Fidelity Freedom 2025 Fund	**(5,150,435)**	194,120
Fidelity Freedom 2030 Fund	**(6,742,510)**	167,764
Fidelity Freedom 2035 Fund	**(5,389,114)**	139,508
Fidelity Freedom 2040 Fund	**(7,898,098)**	238,360
Fidelity Freedom 2045 Fund	**(735,062)**	(10,241)
Fidelity Freedom 2050 Fund	**(783,536)**	(16,681)
	$(511,503,384)	$10,008,349

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of termination of the Plan or the complete discontinuance of contributions by the Company under the Plan, the participants' accounts will become fully vested and non-forfeitable in accordance with the terms of the Plan.

6. Fair Value Measurements

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157") for its financial assets and liabilities. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurement. The adoption of SFAS 157 had no material impact on the Plan's financial statements.

SFAS 157 provides that the measurement of fair value requires the use of techniques based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan's market assumptions. The inputs establish the following fair value hierarchy:

- Level 1 – Quoted prices for identical instruments in active markets.
- Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations where inputs are observable or where the significant value drivers are observable.
- Level 3 – Instruments where the significant value drivers are unobservable to third parties.

When available, the Plan uses quoted market prices to determine fair value and classify such items in Level 1. In some cases, the Plan uses quoted market prices for the underlying investments held by Collective Trusts (MIP II) to determine fair value and classify such items in Level 2.

The following table presents certain information for the Plan's financial assets that are measured at fair value on December 31, 2008:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$747,772,079	$ -	$ -	$ 747,772,079
MIP II	-	340,434,242	-	340,434,242
Company Stock	77,062,806	-	-	77,062,806
Participant Loans	-	19,872,402	-	19,872,402
	$824,834,885	$360,306,644	$ -	$1,185,141,529

7. Tax Status

The Plan is a qualified employee benefit plan under Section 401(a) of the Code, and therefore is not subject to tax under present income tax laws. The Plan received a favorable determination letter dated June 22, 2005.

The Plan has been amended from time to time since receiving the determination letter. However, the Committee believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code, and therefore remains exempt from taxation.

8. Party-In-Interest Transactions

Certain Plan investments are managed by the Trustee of the Plan, and certain of its affiliates, and, therefore, the investments qualify as party-in-interest transactions. Excluding fees from brokerage transactions, no fees were charged to the Plan by the Trustee for investment management services for the years ended December 31, 2008 and 2007.

One of the investment funds of the Plan invests exclusively in Company Stock. The Plan owned 2,862,660 and 2,974,825 shares of Company Stock as of December 31, 2008 and 2007, respectively, with corresponding year-end market values of $77,062,806 and $141,393,413, respectively.

Additionally, participants who are active employees may borrow from their accounts (see Note 1(h)) and such loans qualify as party-in-interest transactions.

9. Late Remittances

Certain participating companies failed to remit certain employee contributions and loan repayments to the Plan within the statutory time period, although the participating companies subsequently remitted these contributions and loan repayments to the Plan. These amounts totaled approximately $170,000 for 2008 and $300,000 for 2007. A portion of these contributions are included in contributions due from employees at December 31, 2008 and 2007. The Trustee computed the lost earnings to the participants and the participating companies subsequently remitted these lost earnings to the Plan.

December 31, 2008

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity	(d) Cost	(e) Current value
*	Omnicom Group Inc. Common Stock	2,862,660 shares. Employer security. Common stock. $.15 par value.	a	**$77,062,806**
*	Fidelity Managed Income Portfolio II	355,005,495 shares. Commingled pool which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**340,434,242**
*	Fidelity Contrafund	2,575,938 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**116,586,965**
	PIMCO Total Return Fund - Institutional Class	11,236,534 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**113,938,452**
*	Spartan US Equity Index Fund - Advantage Class	3,500,644 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**111,670,553**
*	Fidelity Diversified International Fund	4,699,292 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**101,081,780**
	Eaton Vance Large-Cap Value Fund – Class 1	5,551,738 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**80,944,342**
	Dreyfus Midcap Value Fund A	2,822,665 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**47,815,944**
	Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio	6,097,129 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**46,521,091**
	T Rowe Price Institutional Large-Cap Core Growth Fund	4,147,756 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**34,260,461**
*	Fidelity Low-Priced Stock Fund	580,740 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**13,426,718**
	RS Partners Fund - Class Y	316,081 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**5,686,302**
	Neuberger Berman Socially Responsive Fund – Investor Class	71,254 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**1,136,507**
*	Fidelity Freedom Income Fund	234,353 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**2,240,414**
*	Fidelity Freedom 2000 Fund	213,081 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**2,141,464**

Omnicom Group
Retirement Savings Plan

Schedule of Assets (Held at End of Year)
Plan No. 004

EIN: 13-1514814

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity	(d) Cost	(e) Current value
*	Fidelity Freedom 2005 Fund	105,740 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**887,159**
*	Fidelity Freedom 2010 Fund	613,953 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**6,360,554**
*	Fidelity Freedom 2015 Fund	827,578 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**7,084,066**
*	Fidelity Freedom 2020 Fund	858,094 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**8,623,840**
*	Fidelity Freedom 2025 Fund	1,198,852 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**9,866,551**
*	Fidelity Freedom 2030 Fund	1,194,985 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**11,663,058**
*	Fidelity Freedom 2035 Fund	1,203,123 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**9,661,080**
*	Fidelity Freedom 2040 Fund	2,293,908 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**12,822,948**
*	Fidelity Freedom 2045 Fund	288,111 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**1,895,768**
*	Fidelity Freedom 2050 Fund	225,397 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**1,456,062**
*	Cash and Cash Equivalents	Interest-bearing cash. There is no maturity date, rate of interest or collateral.	a	**3,946**
*	Participant loans	Loans to participants with maturities through April 2035, interest rates ranging from 4.0% to 10.5%, collateralized by participants' vested account balances.	-	**19,872,402**
				$1,185,145,475

* - Represents a party-in-interest as defined by ERISA.

a - The cost of participant-directed investments is not required to be disclosed.

For the Year Ended December 31, 2008

Participant Contributions and Loan Repayments Transferred Late to the Plan	Amounts Not Corrected	Amounts Corrected Outside VFCP (Voluntary Fiduciary Correction Program)	Amounts Pending Correction or in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$170,000 (1)	**N/A**	**$170,000**	**N/A**	**N/A**

(1) During 2008, certain participating companies failed to remit certain employee contributions and loan repayments to the Plan within the statutory time period, although the participating companies subsequently remitted these contributions and loan repayments to the Plan. These amounts totaled approximately $170,000. A portion of these contributions are included in contributions due from employees at December 31, 2008. The Trustee computed the lost earnings to the participants and the participating companies subsequently remitted these lost earnings to the Plan.

SIGNATURE

The Plan. **Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.**

OMNICOM GROUP RETIREMENT SAVINGS PLAN



By: ______________________
Leslie Chiocco
Member of Administrative Committee

June 26, 2009

EXHIBIT INDEX

Exhibit No.	Description	Page
1	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm	24

Consent of Independent Registered Public Accounting Firm

Omnicom Group Retirement Savings Plan
New York, New York

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (333-74591) of our report dated June 26, 2009, relating to the financial statements and supplemental schedules of Omnicom Group Retirement Savings Plan appearing in the Plan's Annual Report on Form 11-K for the year ended December 31, 2008.

BDO Seidman, LLP

New York, New York
June 26, 2009